Exhibit 1.01

Brooks Automation, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

Introduction
Brooks Automation Inc. ("Brooks Automation," also referred to as the “Company”, “we“ or “our”) is a leading worldwide provider of automation and cryogenic solutions for multiple markets including semiconductor manufacturing and life sciences. Our technologies, engineering competencies and global service capabilities provide customers speed to market and ensure high uptime and rapid response, which equate to superior value in our customers' mission-critical controlled environments.
This Report relates to the process undertaken for Brooks Automation products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).
Third-party products that Brooks Automation sells but that it does not manufacture or contract to manufacture are outside the scope of this Report.
Executive Summary
Brooks Automation reviewed its entire supplier base for conflict minerals use and queried potential suppliers of conflict minerals. 250 unique, valid smelters or refiners of 3TGs (herein referred to as “smelters”) were reported by Brooks Automation suppliers. Of these 250 smelters, 32 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo (DRC) or surrounding countries (collectively, the “Covered Countries”). Brooks Automation's due diligence review indicates that 30 of the 32 smelters are certified as conflict free. The remaining 2 smelters are actively seeking conflict free certification. Brooks Automation found no reasonable basis for concluding that these remaining uncertified refineries sourced Conflict Minerals that directly or indirectly finance or benefit armed groups.
Management Systems
Brooks Automation has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of senior leaders from all functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We have a grievance mechanism through which our employees and suppliers can report a violation of our policies. We have also established a system of controls over the Company's mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below.
Reasonable Country of Origin Inquiry
A reasonable country of origin inquiry (RCOI) was executed with 142 affected suppliers and approximately 180 original manufacturers supplying parts and materials for products manufactured by Brooks Automation. Brooks Automation's RCOI process was designed to include substantially all parts and materials containing Conflict Minerals necessary to the functionality or production of a product manufactured by Brooks Automation in 2014.
The affected suppliers and original manufacturers were contacted, provided with Brooks Automation’s policy, and requested to provide conflict minerals data in the industry standard Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding Brooks Automation’s requirements.
After correction, review, and removal of alternate names, 250 smelters were identified as conflict minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.
After contacting 250 smelters directly and performing a risk assessment regarding responses, 32 smelters were identified either to source, or there was reason to believe they source, conflict minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time.

In accordance with the SEC final rules for conflict minerals that are sourced from the Covered Countries, Brooks Automation is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.
Conflict Minerals Policy
Our policy is publicly available on our website at http://www.brooks.com/company/about-brooks/corporate-responsibility.
Design of Due Diligence
Brooks Automation designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.
Due Diligence Results - Smelters
Of the 32 smelters identified to source conflict minerals from the Covered Countries or those whom Brooks Automation has reason to believe source conflict minerals from the Covered Countries, 30 smelters are recognized as conflict free by the Conflict Free Smelter Program (CFSP) based on an independent third party audit according to industry approved audit protocols, and listed on the CFSP’s website as conflict free.
Brooks Automation contacted the remaining 2 smelters. Both smelters have committed to becoming conflict free certified and are active on the CFSP list. These 2 smelters were also reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the Covered Countries. This investigation included a review of the 2014 interim and 2015 final reports by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project, Global Witness, and Southern Africa Resource Watch, Radio Okapi (the UN funded news organization in the conflict region of the DRC), and a general search of the Internet. Neither of these smelters was identified in any of these publications as directly or indirectly financing or benefiting armed groups in the Covered Countries.
Facility and Mine Information
At the end of the 2014 reporting period, the definition of a smelter was still in discussion by the CFSI and industry leaders and the final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) that have been identified to or those which we have reason to believe source from the Covered Countries, and are not conflict free certified, include one gold refinery and one tungsten smelter. One of these smelters is in China and one is in Austria. Both of these smelters/refiners are actively pursuing conflict free certification and are listed as active in the CFSP program.
The mines used by these smelters included a gold mine in the DRC and an iTSCi certified tungsten mine in Rwanda.
Steps to be taken to mitigate risk
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts;

b.
Continuing to drive our suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals, and providing education regarding Brooks Automation’s conflict minerals requirements;

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become conflict free certified by the Conflict Free Smelter Program;

d.	Work with the CFSI and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Brooks Automation. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2014, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.